Exhibit 3
Assignment Agreement
     Pursuant to Section 12 of the Investment Agreement between Clayton, Dubilier & Rice Fund VIII, L.P. (“Assignor”) and NCI Building Systems, Inc. (the “Company”), dated August 14, 2009 (as amended, the “Investment Agreement”), the Assignor hereby assigns to CD&R Friends & Family Fund VIII, L.P. (“Assignee”) its right to purchase 349 shares of Series B Cumulative Convertible Participating Preferred Stock, par value $1.00 per share (the “Shares”) of the Company.
     Subject to the execution of a Joinder Agreement to the Investment Agreement by Assignee and the Company, Assignee shall be deemed included in the term “Investor” with respect to the rights of the Investor under the Investment Agreement.
     The Assignee hereby agrees to assume Assignor’s obligation to pay the purchase price for the Shares (which, for the avoidance of doubt, is $349,000) directly to the Company when such amount is due and payable under the Investment Agreement.

     IN WITNESS WHEREOF, the parties have executed this agreement as of the 20th day of October, 2009.

CLAYTON, DUBILIER & RICE FUND VIII, L.P.		CD&R FRIENDS & FAMILY FUND VIII, L.P.

By: CD&R Associates VIII, Ltd., its general partner		By: CD&R Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore	By:	/s/ Theresa A. Gore

Name:	Theresa A. Gore	Name:	Theresa A. Gore
Title:	Vice President, Treasurer & Assistant Secretary	Title:	Vice President, Treasurer & Assistant Secretary

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